CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of April, 2004                      Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  X  Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___   No  X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Grupo Radio Centro, S.A. de C.V.
                                         (Registrant)


Date: April 27, 2004                        By: /s/ Pedro Beltran Nasr
                                                ------------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer

[LOGO] GRUPO
       RADIO
       CENTRO

Earnigs Release

IR Contacts:

In Mexico:
Pedro Beltran/Alfredo Azpeitia
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York
Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@-advize.com

[LOGO]  [SEAL]

                                                           For Immediate Release

                                                                  April 27, 2004

            -------------------------------------------------------
              Grupo Radio Centro Reports First Quarter 2004 Results
            -------------------------------------------------------

Mexico City,  April 27, 2004 - Grupo Radio Centro,  S.A. de C.V. (NYSE: RC, BMV:
RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its results of operations for the three months ended March 31, 2004. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of March 31, 2004.

For the first quarter of 2004, broadcasting revenue was Ps. 116,640,000, representing a decrease of 40.5% compared to Ps. 196,198,000 reported for the same period of 2003. This decrease in broadcasting revenue was mainly attributable to advertising expenditures from political parties during the first quarter of 2003 in connection with the congressional elections that were held in July 2003.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) during the first quarter of 2004 were Ps. 112,572,000, representing a decrease of 2.8% compared to Ps. 115,850,000 reported for the same period of 2003.

For the first quarter ended March 31, 2004, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 4,068,000, compared to a broadcasting income of Ps. 80,348,000 reported for the same period in 2003. This decline was mainly attributable to the decrease in broadcasting revenue.

Depreciation and amortization for the first quarter of 2004 amounted Ps. 23,369,000, a 20.7% decrease as compared to Ps. 29,473,000 reported for the same period of 2003. This reduction was mainly due to the write-off of goodwill in connection with a certain subsidiary of the Company during the fourth quarter of 2003.

For the first quarter of 2004, the Company's corporate, general and administrative expenses were Ps. 7,328,000, compared to Ps. 11,722,000 reported for the same period of 2003, this decrease of 37.5% was mainly due to lower fees paid in connection with the production of the radio news program Monitor as a result of the cancellation of the contract with Infored during the first quarter of 2004.

Primarily as a result of the decrease in broadcasting income, the Company reported operating loss of Ps. 26,629,000 for the first quarter of 2004, as compared to an operating income of Ps. 39,153,000 reported for the same period of 2003.

The Company's comprehensive financing cost during the first quarter of 2004, was Ps. 3,422,000, a decrease of 73.8% compared to a comprehensive financing cost of Ps. 13,074,000 reported for the same period of 2003. This favorable change was primarily attributable to a foreign exchange gain, net of Ps. 1,661,000 for the first quarter of 2004 compared to a foreign exchange loss, net, of Ps. 7,194,000 reported for the same period of 2003.

During the period ended March 31, 2004, other expenses, net, were Ps. 10,247,000, compared to Ps. 17,871,000 reported for the same period in 2003. This decrease of 42.7% is primarily attributable to severance payments made in the first quarter of 2003 in connection with personnel reductions, as well as lower expenses related to the arbitration proceedings with Infored during the first quarter of 2004.

The Company reported a loss before provisions for income tax and employee profit sharing of Ps. 40,298,000 during the first quarter of 2004, compared to a gain before provisions for income tax and employee profit sharing of Ps. 8,208,000 reported for the same period of 2003.

Primarily due to the loss before provisions, the Company recorded no provisions for income tax and employee profit sharing for the first quarter of 2004.

As a result of the foregoing, the Company's net loss for the first quarter of 2004 was Ps. 40,298,000, compared to net income of Ps. 8,208,000 reported for same period of 2003.

Other Matters:

On March 3, 2004, before the opening of the exchange markets, the Company announced the final decision in the arbitration proceeding by which the Company will probably award Infored US$ 21 million. The Company will challenge the validity of this decision in the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award.

On March 3, 2004, after the closing of the exchange markets, the Company announced that it discontinued production of the Infored-produced news program. The Company believes that any resulting reduction in advertising revenue will be more than offset by a reduction in programming costs.

On April 20, 2004, the Company announced that it filed with the Mexican Banking and Securities Commission (CNBV) its 2003 audited financial statements, upon approval of the Annual

Shareholders' Meeting held on April 6, 2004, which included a contingent liability of US$21 million and a net loss of Ps. 245.8 million, related to the award of damages in the arbitration proceeding.

From March 31, 2003 to March 31, 2004, the Company decreased its total bank debt by approximately Ps. 95.2 million, from Ps. 321.7 million to Ps. 226.5 million. At December 31, 2003 and March 31, 2004, the Company was not in compliance with certain financial covenants under the loan agreement related to this bank debt. The Company has informed the lender of this matter and has requested the appropriate waivers.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

--------------------------------------------------------------------------------
Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. de C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                          as of March 31, 2004 and 2003
       in Mexican Pesos ("Ps.") with purchasing power as of March 31, 2004
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                                                                       March 31
                                                                                   -------------------------------------------------
                                                                                                 2004                      2003
                                                                                     U.S. $(1)            Ps.                Ps.
                                                                                    ----------------------------        ------------
                              ASSETS
                              ------

Current assets:
  Cash and temporary investments                                                        8,645             96,426            103,874
                                                                                     --------         ----------         ----------

Accounts receivable:
  Broadcasting, net                                                                    14,078            157,024            199,920
  Other                                                                                   622              6,940              9,456
  Income tax recoverable                                                                  972             10,839                  0
                                                                                     --------         ----------         ----------
                                                                                       15,672            174,803            209,376

Guarantee deposit                                                                         517              5,763              7,218
Prepaid expenses                                                                          690              7,692             16,616
                                                                                     --------         ----------         ----------
  Total current assets                                                                 25,524            284,684            337,084

Prepaid expenses                                                                            0                  0            106,777
Property and equipment, net                                                            42,512            474,177            494,345
Deferred charges, net                                                                   1,091             12,165             17,996
Guarantee deposit                                                                           0                  0              6,015
Excess of cost over book value of subsidiaries                                         67,963            758,058            834,499
Other assets                                                                              282              3,161              3,279
                                                                                     --------         ----------         ----------
                           Total assets                                               137,372          1,532,245          1,799,995
                                                                                     ========         ==========         ==========

                            LIABILITIES
                            -----------

Current:
  Notes payable                                                                         5,076             56,618            156,298
  Advances from customers                                                               5,211             58,123             77,620
  Other accounts payable and accrued expenses                                           6,013             67,068             65,299
  Taxes payable                                                                         1,560             17,400             21,249
  Contingent Liabilities                                                               21,016            234,410                  0
                                                                                     --------         ----------         ----------
     Total current liabilities                                                         38,876            433,619            320,466

Long-Term:
  Deferred income tax                                                                   2,303             25,688             59,500
  Notes payable                                                                        15,228            169,855            165,427
  Reserve for labor obligations                                                         2,506             27,951             27,573
                                                                                     --------         ----------         ----------
                           Total liabilities                                           58,913            657,113            572,966
                                                                                     --------         ----------         ----------

                       STOCKHOLDERS' EQUITY
                       --------------------

Capital stock                                                                          97,511          1,087,641          1,088,516
Retained earnings                                                                     (14,690)          (163,853)           186,984
Provision for repurchase of shares                                                      3,445             38,425             38,602
Accumulated effect of deferred income tax                                              (8,246)           (91,980)           (91,980)
Surplus on restatement of capital                                                         394              4,397              4,397
Minority interest                                                                          45                502                510
                                                                                     --------         ----------         ----------
     Total stockholders'  equity                                                       78,459            875,132          1,227,029
                                                                                     --------         ----------         ----------
               Total liabilities and stockholders' equity                             137,372          1,532,245          1,799,995
                                                                                     ========         ==========         ==========

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.154 per U.S. dollar, the noon buying rate for Mexican pesos on March 31, 2004.
                                                                          [LOGO]

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
       for the three-month period ended March 31, 2004 and 2003 expressed in Mexican Pesos ("Ps.") with purchasing power as of March 31, 2004
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                                                                           March 31
                                                                                         -------------------------------------------
                                                                                                    2004                    2003
                                                                                         U.S.$ (1)           Ps.              Ps.
                                                                                         -------------------------         ---------
Broadcasting revenue (2)                                                                   10,457          116,640          196,198
Broadcasting expenses, excluding depreciation,
  amortization and corporate expenses                                                      10,093          112,572          115,850
                                                                                         --------         --------         --------
Broadcasting income                                                                           364            4,068           80,348
                                                                                         --------         --------         --------

Depreciation and amortization                                                               2,095           23,369           29,473
Corporate general and administrative expenses                                                 657            7,328           11,722
                                                                                         --------         --------         --------
Operating  income (loss)                                                                   (2,388)         (26,629)          39,153
                                                                                         --------         --------         --------

Comprehensive financing cost:
  Interest expense                                                                           (571)          (6,365)          (8,156)
  Interest income (2)                                                                          15              172              480
  Foreign exchange gain (loss), net                                                           149            1,661           (7,194)
  Gain on monetary position                                                                   100            1,110            1,796
                                                                                         --------         --------         --------
                                                                                             (307)          (3,422)         (13,074)

Other expenses, net                                                                          (919)         (10,247)         (17,871)
                                                                                         --------         --------         --------
Income (loss) before the following provisions                                              (3,614)         (40,298)           8,208

Provisions for income tax & employee profit
  sharing                                                                                      --               --               --
                                                                                         --------         --------         --------
Net income (loss)                                                                          (3,614)         (40,298)           8,208

Net income applicable to:
  Majority interest                                                                        (3,613)         (40,286)           8,206
  Minority interest                                                                            (1)             (12)               2
                                                                                                          --------         --------
                                                                                           (3,614)         (40,298)           8,208
                                                                                         ========         ========         ========

Net income for the LTM per Series A Share (3)                                            ($ 0.164)          (1.833)           0.375
Net income for the LTM per ADS (3)                                                       ($ 1.479)         (16.501)           3.372
Weighted average common shares outstanding for the LTM (000's) (3)                                         162,685          163,763

--------------------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.154 per U.S. dollar, the noon buying rate for Mexican pesos on March 31, 2004.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2004 and 2003 was Ps. 550,000 and Ps. 109,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.
                                                                          [LOGO]